

November 19, 2012

<u>Via E-mail</u>
Mr. Kristian Shiorring
Chief Executive Officer
Bioflamex Corporation
Christiansvej 28
2920 Charlottenlund, Denmark

   Re: **Bioflamex Corporation**
      Form 8-K
      Filed October 17, 2012
      File No. 000-53712

Dear Mr. Shiorring:

We issued comments to you on the above captioned filing on November 1, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 30, 2012.

   If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact me at (202) 551-3341 if you have questions.

          Sincerely,

          /s/ Brian V. McAllister

          Brian McAllister
          Staff Accountant
          Office of Beverages, Apparel, and
          Mining